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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Processing
Section

FEB 07 2012

Washington, DC

SEC FILE NUMBER

8-32948

### FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                       MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    SIGNAL SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

700 THROCKMORTON
(No. and Street)

FORT WORTH              TEXAS             76102
(City)                    (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    JERRY SINGLETON                               817-877-4256
                                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK & COMPANY, L.L.P.
(Name – if individual, state last, first, middle name)

2170 WEST INTERSTATE 20              ARLINGTON, TX   76017
(Address)                        (City)                     (State)        (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ JERRY SINGLETON _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SIGNAL SECURITIES, INC. _____ , as of _____ DECEMBER 31 _____ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ PRESIDENT _____
Title

_____
Notary Public

BEVERLY HUTCHISON
Notary Public
STATE OF TEXAS
My Comm. Exp. 09/15/2014

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- X (p) Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- X (q) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e) (4)

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

Signal Securities, Inc.:

We have audited the accompanying statement of financial condition of Signal Securities Inc., as of December 31, 2011, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Rhodes Osiek & Company*

February 4, 2012

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 (NOTE 1)

ASSETS

CURRENT ASSETS:
| | |
|---|---:|
| Cash | $ 1,113,780 |
| Clearing deposit and money market | 88,277 |
| Receivable from dealers | 408,668 |
| Total current assets | 1,610,725 |

| | |
|---|---:|
| PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 2) | 9,847 |
| Total Assets | $ 1,620,572 |

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

| | |
|---|---:|
| Accrued commissions | $ 431,580 |
| Accounts payable and accrued liabilities (Note 3) | 977,874 |
| Total current liabilities | 1,409,454 |

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5 and 6)

| | |
|---|---:|
| Common stock, par value $1 per share, 100,000 shares authorized, 25,000 shares issued and outstanding | 25,000 |
| Additional paid-in capital | 79,226 |
| Retained earnings | 106,892 |
| Total stockholders' equity | 211,118 |
| Total Liabilities And Stockholders' Equity | $ 1,620,572 |

The accompanying notes are an integral part
of these financial statements

-2-

# SIGNAL SECURITIES, INC.

## STATEMENT OF INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2011 (NOTE 1)

REVENUES:

| | | |
|---|---|---:|
| Commissions income | $ | 3,334,033 |
| Management fee | | 1,505,900 |
| Interest income | | 29,352 |
| Other income | | 20,120 |
| Total revenue | | 4,889,405 |

EXPENSES:

| | |
|---|---:|
| Commissions expense | 3,543,651 |
| Regulatory fees | 34,790 |
| Operating overhead (Note 3) | 1,298,921 |
| Clearing charges | 28,924 |
| Total expenses | 4,906,286 |

| | | |
|---|---|---:|
| NET INCOME (LOSS) | $ | (16,881) |

The accompanying notes are an integral part
of these financial statements

# SIGNAL SECURITIES, INC.

## STATEMENT OF STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2011

|  | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) |
|---|---|---|---|---|
|  | Shares | Amount |  |  |
| BALANCE AT DECEMBER 31, 2010 | 25,000 | $25,000 | $79,226 | $ 148,773 |
| DIVIDENDS |  |  |  | (25,000) |
| NET INCOME (LOSS) | - | - | - | (16,881) |
| BALANCE AT DECEMBER 31, 2011 | 25,000 | $25,000 | $79,226 | $ 106,892 |

The accompanying notes are an integral part
of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Liabilities subordinated to claims of general creditors as of December 31, 2010 | $ 0 |
| Liabilities paid off during the year | 0 |
| Liabilities subordinated to claims of general creditors as of December 31, 2011 | $ 0 |

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

| | |
|---|---:|
| Net income (loss) | $ (16,881) |
| Adjustment to reconcile net income to net cash provided by operating activities | |
| Depreciation expense | 5,179 |
| Loss on disposition of equipment | 863 |
| Decrease in receivable | 61,744 |
| (Decrease) in accrued commission | (56,477) |
| Increase in accounts payable and accrued liabilities | 718,365 |
| NET CASH GENERATED FROM OPERATING ACTIVITIES | 712,793 |

CASH FLOWS FROM INVESTING ACTIVITIES:

| | |
|---|---:|
| Purchase of equipment | (2,260) |
| Reduction in investments | 88,198 |
| NET CASH GENERATED FROM INVESTING ACTIVITIES | 85,938 |

CASH FLOWS FROM FINANCING ACTIVITIES:

| | |
|---|---:|
| Dividends Paid | (25,000) |
| NET CASH (UTILIZED) FROM FINANCING ACTIVITIES | (25,000) |

| | |
|---|---:|
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 773,731 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 340,049 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $1,113,780 |

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer.  The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).  From October 21, 1986, to September 9, 1988, the Company was dormant.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Property and equipment -

Property and equipment are carried at cost.  The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

| Assets | Estimated Useful Lives |
|---|---|
| Machinery and Equipment | 7 years |
| Furniture and Fixtures | 7 years |
| Data Processing Equipment | 5 years |
| Leasehold improvements | 10 years |

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system.  Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal corporate income taxes on its taxable income.  Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expenses as incurred.  Advertising costs for the year ended December 31, 2011 was $3,484.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

-7-

Receivables from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)    PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

| | |
|---|---:|
| Machinery and Equipment | $  25,116 |
| Furniture and Fixtures | 27,528 |
| Data Processing Equipment | 73,767 |
| Leasehold improvements | 3,129 |
| | 129,540 |
| Less accumulated depreciation | (119,693) |
| | $   9,847 |

Depreciation expense for the year ended December 31, 2011, was $5,179.

(3)    PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a matching contribution for all eligible participants under the plan. The Board of Directors can and did authorize matching contributions of a maximum of 3% of eligible participant's total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $30,125 for the year ended December 31, 2011. For the year ended December 31, 2011, the Company's discretionary and matching contribution to the trust totaled $55,191. Of this total $55,191 is payable and is included in the accrued liabilities on the financial statements.

(4)    SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2011 through February 24, 2012, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(5)    NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital.  This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group.  At December 31, 2011, the Company has net capital of $142,812, which is in excess of its required net capital.

(6)    FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2011, Focus Report Part II are as follows:

|  | Per Enclosed Financial Statement | Per Focus | Difference |
|---|---|---|---|
| Cash | $ 1,202,057 | $ 1,202,057 | $ 0 |
| Receivable from dealers and securities | 408,668 | 408,668 | 0 |
| Other current assets | 0 | (1,144) | 1,144 |
| Property and equipment, net | 9,847 | 0 | 9,847 |
| Accounts payable, accrued liabilities, expenses and other payables | 1,409,454 | 1,398,463 | (10,991) |
| Stockholder's Equity | 211,118 | 211,118 | 0 |
|  |  |  | $ 0 |

(7)    COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The Company signed a new lease during 2006 which was to expire August 31, 2011. The Company and the landlord agreed to end the existing lease eight months early and renew for a new term of 6 years with a commencement date of January 1, 2012.  The Company has an option for three additional years.

The following is a schedule of future minimum rental payments required under this lease as of December 31, 2011:

| Year Ending December 31 | Amount |
|---|---|
| 2012 | $  79,950 |
| 2013 | 79,950 |
| 2014 | 79,950 |
| 2015 | 90,610 |
| 2016 | 90,610 |
| Thereafter | 90,610 |
|  | $ 511,680 |

The rent expense for the year ended December 31, 2011 was $81,150.

# Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of Signal Securities, Inc. for the year ended December 31, 2011, and have issued our report thereon dated February 4, 2012. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

*Rhodes Osiek & Company*

February 4, 2012

# SIGNAL SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2011

### SCHEDULE I

### NET CAPITAL

| | |
|---|---:|
| TOTAL STOCKHOLDER'S EQUITY | $   211,117 |
| DEDUCTIONS | (  67,721) |
| NET CAPITAL BEFORE HAIRCUTS | 143,396 |
| HAIRCUTS ON TRADING AND INVESTMENT SECURITIES | (    584) |
| NET CAPITAL | $   142,812 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $1,409,454 |
| TOTAL AGGREGATE INDEBTEDNESS | $1,409,454 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

| | |
|---|---:|
| Greater of 6 2/3% of Aggregate Indebtedness | $   93,964 |
| or | |
| Minimum Dollar Net Capital | 100,000 |
| Minimum Net Capital Required | $   100,000 |
| Ratio: | |
| Aggregate Indebtedness to Net Capital | 9.87 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2011)

| | |
|---|---:|
| Net Capital as Reported in Company's Part II Focus Report | $ 145,600 |
| Adjustments | (2,788) |
| Net Capital Per Above | $ 142,812 |

# SIGNAL SECURITIES, INC.

## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
## OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## WITH RECONCILIATION WITH CORRESPONDING PART II OF
## FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
## AS OF DECEMBER 31, 2011

### SCHEDULE II

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2011, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

SCHEDULE III

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2011, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

# Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

### Independent Auditor's Report on Internal

### Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

Signal Securities, Inc.:

We have audited the financial statements of Signal Securities, Inc.
for the year ended December 31, 2011, and have issued our report
thereon dated February 4, 2012. As part of our audit, we made a study and
evaluation of the Company's system of internal accounting control (which
includes the procedures for safeguarding securities) to the extent we
considered necessary to evaluate the system as required by generally
accepted auditing standards. The purpose of our study and evaluation, which
included obtaining an understanding of the accounting system, was to
determine the nature, timing, and extent of the auditing procedures
necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the
Company in making the periodic computations of aggregate indebtedness and
net capital under Rule 17a-3(a)(11) and the procedures for determining the
exemptive provisions of Rule 15c3-3. We did not review the practices and
procedures followed by the company (i) in making the quarterly securities
examinations, counts, verifications and comparisons, and the recordation of
differences required by Rule 17a-13 or (ii) in complying with requirements
for prompt payment for securities of Section 4(c) of Regulation T of the
Board of Governors of the Federal Reserve System, because the Company does
not currently carry security accounts for customers or perform custodial
functions relating to customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the practices and
procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess
the expected benefits and related costs of control procedures and of the
practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve the
Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to
provide management with reasonable, but not absolute, assurance that assets
for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in
accordance with management's authorization and recorded properly to permit
the preparation of financial statements in accordance with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Signal Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2011, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Orick & Company

February 4, 2012

# Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

<center>Independent Accountant's Report on Applying Agreed-Upon

Procedures Related to an Entity's SIPC Assessment Reconciliation</center>

To the Board of Directors of

Signal Securities, Inc.:

In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Signal Securities, Inc., and SIPC solely to assist you and the other specified parties in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Signal Securities, Inc.'s management is responsible for the Signal Securities Inc.'s compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

<center>-16-</center>

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used other than these specified parties.

*Rhodes Ossek & Company*

February 4, 2012

# SIGNAL SECURITIES, INC.

## SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| GENERAL ASSESSMENT | $ | 2,481 |
| LESS PAYMENT MADE 7/20/11 WITH SIPC-6 | | (1,147) |
| ASSESSMENT BALANCE DUE | $ | 1,334 |
| ASSESSMENT PAID WITH FORM SIPC-7T | $ | 1,334 |

### DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

|  | 12/31/11 |
|---|---|
| TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9 | $ 4,889,404 |
| TOTAL ADDITIONS | 0 |

DEDUCTIONS:

| | |
|---|---|
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products | 3,849,616 |
| Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions | 28,923 |
| 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 6,743 |
| Other revenue not related either directly or indirectly to the securities business | 0 |
| Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts | 11,741 |
| TOTAL DEDUCTIONS | 3,897,023 |
| SIPC NET OPERATING REVENUE | $ 992,381 |
| GENERAL ASSESSMENT @ .0025 | $ 2,481 |